Richmont Mines Inc. 1 Place-Ville-Marie Suite 2130 Montreal, QC H3B 2C6 CANADA Tel.: (514) 397-1410 Fax: (514) 397-8620 www.richmont-mines.com	Mountain Lake Resources Inc. 1450 Starr’s Point Road Port Williams, NS B0P 1T0 CANADA Tel.: (902) 542-9773 Fax: (902) 542-4442 www.mountain-lake.com

NEWS RELEASE

RICHMONT MINES BEGINS DRILLING AT VALENTINE LAKE

MONTREAL, Canada, August 16, 2007 – Richmont Mines Inc. (RIC: AMEX-TSX) and Mountain Lake Resources Inc. (TSX-V: MOA) announced today that diamond drilling began on August 6, 2007, on their Valentine Lake property, located in Central Newfoundland. Eleven (11) initial drill targets were identified based on previous geological and geochemical data as well as geophysical data collected through high-definition helicopter-borne spectrometric and magnetic VLF surveys completed in June 2007. Based on previous exploration work, the Valentine Lake property has total estimated mineral resources of 359,000 ounces of gold, as outlined in the National Instrument 43-101 compliant technical report dated January 2005. In the fall of 2006, InnovExplo Inc., an independent mining and exploration consulting firm, concluded that the main occurrences represent significant gold potential as well as illustrate targets for new discoveries.

The objective of this exploration plan, which will include 2,700 metres of diamond drilling, is designed to evaluate the overall potential of the remainder of the large Valentine Lake property, which has unexplored, strong gold anomalies over 22 kilometres. Five holes will be located on the Valentine Lake intrusion in favourable geological settings around previously identified resources, and the remaining six holes will be located further south in the Dunnage-Gander fault region, a major deformation zone anomalous in gold. Additional potential drill targets identified on the property, but not included in the initial drill plan, will be evaluated by a ground exploration crew over the next month. The drilling program is expected to be completed by mid-September.

Mr. Martin Rivard, President and Chief Executive Officer of Richmont Mines, commented, "Based on InnovExplo’s conclusions and the recent survey results, we believe the potential exists to discover significant mineralization on this property and are excited about the prospects at Valentine Lake. Completion of this exploration work will enable us to acquire our interest in this property which has excellent exploration potential."

Mr. Gary Woods, President and Chief Executive Officer of Mountain Lake Resources, added, "The survey results completed in June identified promising areas for further exploration, and we are pleased with the efforts and activities that Richmont Mines initiated last week in order to take the next step in exploring the very large land position comprising the entire Valentine Lake project area."

Richmont Mines will acquire a 70% interest in the Valentine Lake property from Mountain Lake Resources through total 2007 exploration expenditures of $1.0 million by October 31, 2007. Approximately $225,000 in expenses at the Valentine Lake property were incurred through the quarter ended June 30, 2007.

About Richmont Mines Inc.

Richmont Mines is a gold exploration, development and mining company. Since it started production in 1991, the Company has produced approximately one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines' strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

About Mountain Lake Resources Inc.

Mountain Lake Resources Inc. (TSX-V: MOA) is a diversified junior mining and exploration company whose corporate strategy is to build shareholder value through the exploration and development of economically viable mineral properties. Current projects include: a 100% interest in the Bobby’s Pond Base Metal Project; the Valentine Lake Gold Project, in which Richmont Mines Inc. is earning a 70% interest; and a 17.2% stake in Etruscan Diamonds Limited of South Africa, a producing diamond miner. For more information visit: www.mountain-lake.com.

This news release was prepared by the companies’ management teams, which assume full responsibility for its content. The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

Martin Rivard	Gary Woods
President and CEO	President and CEO
Richmont Mines Inc.	Mountain Lake Resources Inc.

National Instrument 43-101

This news release has been reviewed by Mr Jules Riopel, M.Sc., P.Geo., MBA, a qualified person designated by National Instrument 43-101.

Disclosure Regarding Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Richmont Mines undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:

Richmont Mines Inc.	Mountain Lake Resources Inc.
Julie Normandeau	Greg Lytle
Investor Relations	Corporate Communications

Phone: (514) 397-1410	Phone: (866) 285-5817
E-mail: jnormandeau@richmont-mines.com	E-mail: lytleg@shaw.ca

Kei Advisors LLP
Tammy Swiatek
Investor Relations

Phone: (716)843-3853
E-mail: tswiatek@keiadvisors.com

Trading symbol: RIC	Trading symbol: MOA

Listings: TSX - Amex	Listing: TSX Venture Exchange

Web site: www.richmont-mines.com	Website: www.mountain-lake.com